Mail Stop 0511

January 25, 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

>   **RE: Cancer Therapeutics, Inc.**
>   **Registration Statement on Form SB-2**
>   **File No. 333-119915**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file on EDGAR a redlined version of each future amendment to your registration statement. See Rule 472 of Regulation C.

2. Supplementally confirm your awareness that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance.

Registration Statement Facing Page

3. Please include the Commission registration number on the facing page of all future amendments to this registration statement.

Prospectus Cover Page

4. Delete the final two paragraphs on the cover page. See Item 501(a) of Regulation S-B.

Table of Contents

5. Remove the last three items of the table unless these items are to be delivered with the final prospectus.

6. The EDGAR filing does not contain page numbers. Please revise.

Prospectus Summary – Going Concern

7. Typographical errors in this section should be corrected for the "three month period ended August 31, 2003" (should be "2004") and "accumulated deficit of $2,726,721" (should be "$2,752,899"). Please revise.

Risk Factors

8. The second risk factor is vague and mitigating. The company has no working capital, will be insolvent even after the maximum offering proceeds, is in default on several loan obligations and has an Internal Revenue lien against its assets. "The financial condition is dire" per several other disclosures in the prospectus. Please revise the risk factor.

9. We reissue our previous comment 10 because some of your risk factors are still too broad and generic and do not state the material risk specific to Cancer Therapeutics, Inc. We remind you that, as a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate: 10, 12, 14, and 15.

10. We reissue our previous comment 11. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse effect on your business, income, financial condition, and/or operating results or your business may be harmed. For example, see the third risk factor. Instead, replace this language with specific disclosure of how your business, financial condition, and/or operating results would be affected.

Use of Proceeds

11. Commensurate with Item 504 of Regulation S-B, please disclose the priority of each purpose. Also, please address the full range of offering proceeds. Currently, you merely provide disclosure assuming the minimum and maximum amounts are sold.

Dilution – Net Tangible Book Value

12. We note your discussion of post offering pro forma net book values does not appear to factor in the effect of offering expenses ($68,559). Please revise your computations to factor in such costs and revise the table to provide us with a supplemental schedule supporting the revised amounts.

Management's Discussion and Analysis
Overview

13. Please provide a basis for your statement that Cancer Therapeutics is "an experienced U.S. producer and provider of treatments for cancer . . . ." To this extent, we reissue our previous comment 17. The company is merely in the research stage and has minimal revenues of any kind.

14. We note reliance on what appear to be market analyses. See, for example, reference to the American Cancer Society's *Cancer Statistics 2004.* We thus partially reissue our previous comment 33 and urge you to disclose whether the source is publicly available for no or nominal charge. If the sources are not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for its' use. Some examples include the following. This is not an exhaustive list.

    a. The disclosure in the second, third, and fourth paragraphs of the "Overview" subsection on page 13;
    b. The disclosure in the "Conventional Cancer Treatment Modalities" subsection on page 19;
    c. The disclosure in the "Biotherapy Treatment" section on page 20;
    d. The disclosure in the "Annual Target Market" subsection commencing on page 20.

15. Please provide a basis for the statement appearing on page 13 that reads, "[e]ven if 10% of 1.4 million newly diagnosed patients choose to store their tumors, this equates to a $175 million market opportunity." All projections must comply with the guidelines for projections in Item 10 of Regulations S-K and S-B. We may have further comment.

Results of Operations
Results of Operations and Statements of Operations, page F/S-5

16. Refer to prior comments 24 and 56. Based on the expanded disclosure provided on bad debt expense, supplementally explain how the amounts written off were "loans" since payments were made to volunteers you were attempting to employ and no repayment was expected once the volunteer left the Company. It appears that the funds provided were never intended as loans, and in substance, the transactions were equivalent to paying contractors for services rendered and should have been accounted for as such. We may have further comment after reviewing your response.

Bad Debt Expense

17. The "employee and related party loans written off. . .during the fiscal years ended May 31, 2004 and 2003" should be fully discussed hereunder and/or in Certain Relationships and Related Transactions section, including names, amounts and reasons pursuant to Item 404 of Regulation S-B.

Business

Corporate Organization

18. Immune Complex Corporation may be considered a predecessor of the company as defined in Rule 405 of Regulation C under the Securities Act. Please address and, if so, include the history and development of the predecessor. Any insolvency proceedings against it resulting in the liquidation should be discussed. Indicate any overlap of officers and directors with those of the company.

19. Consider the exemption from registration available for the spin-off and advise. See Staff Legal Bulletin No. 4 dated September 16, 1997 in this regard.

20. Please define "biotherapy" and "oncology markets".

The Business of Cancer Therapeutics
Services

21. Please continue to revise your disclosure consistent with our previous comment 36. Because you are still in the developmental stage of advancing the service associated with Tumor Derived Activated Cells, please provide an estimated timeframe associated with the developmental process, *i.e.*, discuss how long the service will be in the developmental stage.

Outlook

22. We note reference to the possibility that some patients may be cured of cancer through the use of biotherapy. Clarify whether cancer may be "cured" and if so, please provide a basis for your assertion that a "cure" is possible through biotherapy or delete the paragraph.

Competition

23. We continue to note the disclosure regarding your competitors. Although you disclose that you have received the information from your competitors' websites and from their printed information, the staff is troubled by the disclosure since it appears that the company is making representations that are not properly attributable to the named entities.

Governmental Approval

24. We partially reissue our previous comment 42. Please explain how the failure to possess FDA approval impacts your operations, financially and otherwise.

Directors, Executive Officers . . .

25. The employment or consulting agreements with Robert Oldham, Michael Low and Walter Lewko should be filed as exhibits to the amended registration statement.

26. Business time being spent by each of the executive officers should be stated.

Certain Relationships and Related Party Transactions

27. We partially reissue our previous comment 46. The information contained in Note 7 to the financial statements must be clearly reflected in this section of the prospectus including outstanding balances and interest rates. Currently, it is difficult to ascertain how the information corresponds.

28. With respect to the financial advisory agreement with Industrial Management & Equity Limited, we note reference to "business combination transactions." Please add disclosure that addresses whether your company's officers, directors, its affiliates or associates have had any preliminary contact or discussions with and whether there are any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger. We may have further comment.

29. Refer to prior comment 49. We note the disclosure added to the first paragraph of this section. However, valuation of the shares issued for services in May 2004 (to

John Thomas – see page 29) are more closely related to the shares sold for cash on May 28th (to a related party) than to an assumed exercising price of attached warrants. Therefore, the average purchase price indicated to support such valuation of these shares is not acceptable. Please recalculate the value assigned to the 1.3 million shares issued and apply the issuance in excess of $65,000 (see page 11) against additional paid-in-capital.

30. We note the paragraph added at the end of this section explaining how the valuation of shares issued was determined. However, since all of the issuances in September 2004 were with related parties and only within 10 days of each other, the varied share valuations do not appear to be reasonable. Assuming the amounts owed (and in one instance, the estimated value of services rendered) are known, the number of shares issued should have been based on a more consistent per share valuation. Since there were no shares sold for cash during this period, the minimum per share amount should not be less than the offering price of $.10 per share proposed in your initial filing. Any issuances in excess of this amount should be applied against additional paid-in-capital. Please revise.

31. Information disclosed on page 29 indicates that the 1 million shares issued to your Chief Financial Officer (CFO), Mr. Gardner, was to "convert a preexisting obligation of $50,000" in connection with an engagement for accounting services dated May 15, 2004. According to page 25, Mr. Gardner has served as your CFO "since May 2004." Supplementally confirm that the services provided by Mr. Gardner for which he earned $50,000 preceded his employment by the Company. In this connection, describe what accounting services he provided. We may have further comment after reviewing your response.

Market for Common Equity. . .

32. Include the second paragraph hereunder as a risk factor.

Plan of Distribution

33. Please identify the "officers and directors" who will offer and sell the shares.

34. The first sentence of the second paragraph is not correct.

35. If a subscription agreement is to be used in the offering, please file a form of agreement as an exhibit or attach it to the amended prospectus.

36. An executed escrow agreement should be filed.

Financial Statements
General

37. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B.

38. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

Note 2 – Significant Accounting Policies
d. Revenue Recognition Policy, pages F/S-8 and F/S-9

39. Refer to prior comment 57. Based on your response, it appears that you are using contract accounting. We do not believe that contract accounting is the appropriate method to be used to recognize revenue because you are not providing services that are essential to the construction or production of tangible assets. Refer to footnote 1 of SOP 81-1. In accordance with SAB 101, you must recognize revenue when you have <u>completed</u> (not commenced) all of the services required by the contract (single element arrangement) or, if applicable, recognize revenue when you complete individual elements of the contract (multiple element arrangement). We note that your primary service is producing and providing treatments for cancer described as "biotherapy." Although you do not describe the nature of each of the services identified, it appears to us that your contracts are single element arrangements and have no stand-alone value. If you believe that your contracts are multiple element arrangements and you can recognize revenue at different stages of the contract, you must demonstrate that each of the individual services you provide represents a separate earnings process, and that a reliable, verifiable and objectively determinable measure of fair value can be determined for each individual element. Therefore, please explain to us why you believe that your contracts are multiple element arrangements and address in sufficient detail each condition of the response to Question 4 of SAB 101: Revenue Recognition in Financial Statements-Frequently Asked Questions and Answers, Topic 13.A.3-Substantial Performance and Acceptance. Refer also to the guidance of EITF 00-21, Accounting for Multiple Element Revenue Arrangements. We may have further comment upon review of your response.

40. Refer to prior comment 58. The explanation provided is not clear regarding the absence of accounts receivable recording. Considering the nature of your business, it doesn't appear that all sales were for cash. Consequently, there should be an outstanding accounts receivable balance. In this connection, disclose in this note how services are billed each month. Assuming services are billed in advance for services provided during that month but not paid, an accounts receivable balance would be recorded despite the termination of services. Supplementally explain the basis for determining that such outstanding

receivables are immaterial and therefore should not be recorded. We may have further comment after reviewing your response.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

41. Information for three years is required. See Item 701 of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791, or to Don Rinehart who supervised the review of your filing, at (202) 942-4622.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Kenneth Denos, Esq.
	801-816-2599 (facsimile)